SERVICING AGREEMENT

ADDENDUM TO SCHEDULE A

For its services under the Servicing Agreement between Calvert Investment Services, Inc. (“CIS”) and Calvert Responsible Index Series, Inc., CIS is entitled to receive from the Fund fees as set forth below:

Fund and Portfolio	Annual Account Fee*
Calvert Responsible Index Series, Inc.
Calvert U.S. Large Cap Growth Responsible Index Fund	$8.00
Calvert U.S. Large Cap Value Responsible Index Fund	$8.00

* Account fees are charged monthly based on the number of open accounts as provided by BFDS, in its capacity as the Funds’ transfer agent, as of the close of business on the last business day of each calendar month.

CALVERT RESPONSIBLE INDEX SERIES, INC.

BY: ________________________________
Ivy Wafford Duke
Vice President and Secretary

CALVERT INVESTMENT SERVICES, INC.

BY: ________________________________
Vicki L. Benjamin
Senior Vice President and Chief Financial Officer

Effective Date: June 19, 2015